UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [ x ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GENTOR RESOURCES INC.
Full Name of Registrant

N/A
Former Name if Applicable

1 First Canadian Place, Suite 7070, 100 King Street West
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, M5X 1E3
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant continues to finalize its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”). The Registrant did not file the Annual Report during the prescribed time period due to delays in its audit. The audit has now been finalized and the Registrant is working diligently to finalize the Annual Report and anticipates filing within the extended filing period, pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Guttman	416	367-7376
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2017, the Registrant announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project. The Karaburun project was the Registrant’s only project. The Registrant has relinquished the Karaburun project and discontinued operations in Turkey. As such, the Registrant currently does not have any commercial operations and has no material assets.

 By amended memorandum of association effective on September 12, 2017, the Registrant’s outstanding common shares were consolidated on an eight to one basis.

GENTOR RESOURCES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2018	By:	/s/ Donat Madilo
Donat Madilo
	Title:	Chief Financial Officer